SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 22, 2009

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:	Novartis AG announces results for the first nine months of 2009

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Novartis delivers strong new product momentum and operational performance in first nine months of 2009

•                  Strong underlying growth in first nine months of 2009 from healthcare portfolio:

•                  Net sales of USD 31.3 billion rise 8% in local currencies (lc), led by double-digit expansion in Pharmaceuticals

•                  Operating income of USD 7.3 billion up 1%, but advances 11% in constant currencies and excluding exceptional items

•                  Net income of USD 6.1 billion down 8% due to negative currency impact, Alcon-related financing costs and USD 189 million of associated companies charges; but net income in constant currencies rises 2%

•                  Basic EPS: USD 2.69 in first nine months of 2009 vs. USD 2.93 in 2008

•                  Free cash flow before dividends advances 20% to USD 6.1 billion

•                  Progress in innovation: 2009 approvals for Afinitor (US/EU), Ilaris (US) and H1N1 pandemic flu vaccines; positive Phase III data for QAB149 (COPD) and FTY720 (MS)

•                  Novartis on track for record sales and earnings in constant currencies in 2009

Key figures — Continuing operations

Nine months to September 30

	YTD 2009		YTD 2008		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	31 341		31 382		0	8
Operating income	7 345	23.4	7 284	23.2	1
Net income	6 131	19.6	6 656	21.2	–8
Basic earnings per share	USD 2.69		USD 2.93		–8

Third quarter

	Q3 2009		Q3 2008		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	11 086		10 747		3	7
Operating income	2 634	23.8	2 335	21.7	13
Net income	2 112	19.1	2 082	19.4	1
Basic earnings per share	USD 0.93		USD 0.92		1

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, October 22, 2009 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: “I am pleased with our strong underlying performance, led by the momentum of our Pharmaceuticals business, outpacing the competition and benefiting from innovative product growth rejuvenating the portfolio. Our investments in R&D show excellent results, with many key approvals in 2009, most notably the anti-cancer therapy Afinitor and the biotechnology medicine Ilaris. Deliveries of H1N1 pandemic flu vaccines are underway as Novartis works at full capacity to meet public health demands. The Sandoz generics business also made good progress, coupled with a turnaround in the US. We expect record full-year underlying results based on the significant progress to date in 2009.”

OVERVIEW

Nine months to September 30

The sustained underlying business expansion in Pharmaceuticals, with net sales rising 11% in local currencies (+4% in US dollars), strengthened the Group’s healthcare portfolio in the first nine months of 2009.

Group net sales rose 8% in local currencies, but were steady at USD 31.3 billion in US dollars. Sandoz (+4% lc) and Consumer Health (+3% lc) also provided contributions. Top-performing regions included Europe (USD 12.9 billion, +7% lc) and the United States (USD 10.1 billion, +5% lc) as well as the top six emerging markets (USD 2.8 billion, +16% lc). Higher volumes provided seven percentage points of growth, while net price changes added one percentage point. However, the stronger US dollar compared to the 2008 period offset the underlying business expansion by eight percentage points.

Operating income rose 1% to USD 7.3 billion, and at a faster 11% pace when adjusted for the impact of currency movements, exceptional items and amortization of intangible assets in both periods. Pharmaceuticals, where operating income rose 8%, and productivity gains in all divisions provided resources for business expansion and led to the Group operating income margin improving 0.2 percentage points to 23.4% of net sales.

Net income, however, fell 8% to USD 6.1 billion from the impact of Alcon-related financing costs as well as significantly reduced income from investments in Roche and Alcon in the third quarter of 2009 and a higher tax rate. Basic earnings per share (EPS) fell to USD 2.69 in the first nine months of 2009 from USD 2.93 in the 2008 period.

Third quarter

Novartis maintained the strong underlying momentum of 2009 as third-quarter net sales grew 7% in local currencies, while reported net sales rose 3% to USD 11.1 billion as four percentage points of growth were lost to adverse currency movements. Pharmaceuticals (+11% lc) led the performance, while Consumer Health (+5% lc) and Sandoz (+4% lc) achieved local-currency gains in challenging markets. Vaccines and Diagnostics (–16% lc) fell on sharply lower sales of H5N1 (avian flu) pandemic vaccines in 2009.

Operating income advanced 13% to USD 2.6 billion, while the Group’s operating income margin rose 2.1 percentage points to 23.8% of net sales on margin improvements in Pharmaceuticals, Sandoz and Consumer Health. Operating income was up 9% when adjusted for currency movements, exceptional items and amortization of intangible assets.

Net income rose 1% to USD 2.1 billion as the 13% increase in Group operating income was largely offset by a loss from associated companies due to USD 189 million of charges for Roche’s restructuring of Genentech and an Alcon-related R&D project impairment, increased financing costs and a higher tax rate. As a result, basic earnings per share (EPS) only climbed to USD 0.93 from USD 0.92 in the 2008 quarter.

Achieving success with long-term R&D investments

Novartis has been reaping the benefits of long-term, disciplined investments in innovation, achieving more than 30 major regulatory approvals and significant progress in the Group’s R&D pipeline so far in 2009.

Important approvals include the anti-cancer medicine Afinitor, the high blood pressure combination therapy Valturna, the biotechnology drug Ilaris and the H1N1 pandemic flu vaccines. The late-stage pipeline is also progressing quickly: European regulatory approval expected soon for QAB149 (COPD), while further positive Phase III data presented in September 2009 reaffirmed the potential of FTY720 (MS).

R&D investments complement other strategic initiatives as Novartis seeks to deliver long-term sustainable growth from a focused portfolio addressing broad healthcare needs. In addition to investments in innovation, Novartis is selectively strengthening its businesses, expanding in high-growth markets and improving organizational efficiency.

High-growth markets are increasingly contributing to the business expansion. Net sales in the top six emerging markets rose 16% lc to USD 2.8 billion in the first nine months of 2009, with only limited signs to date of adverse impact from global economic conditions. These six markets — Brazil, China, India, Russia, South Korea and Turkey — represented 9% of the Group’s net sales for the 2009 period.

New products are transforming Pharmaceuticals and positioning Novartis as one of the industry’s fastest-growing companies. Recently launched products provided dynamic growth (+88% lc) and USD 3.3 billion of net sales in the first nine months of 2009, boosting their share of net sales to 16% from 9% in the 2008 period. New product approvals in 2009, such as Afinitor and Ilaris, are set to support business expansion. In Japan, approvals of five new medicines to date in 2009 — Tasigna, Xolair, Co-Dio, Lucentis and Rasilez — are expected to underpin momentum in this important market.

Vaccines and Diagnostics began delivering vaccines in the last week of September for the new H1N1 influenza strain as US and European regulatory approvals were received. Large-scale antigen production continues at all sites in Europe. Approximately 90 million to 120 million doses are expected to be produced by the end of 2009, with expected fourth-quarter net sales contributions of approximately USD 400 million to USD 700 million. In early October, Novartis also completed its shipment of 27 million seasonal influenza vaccines for the US market, ahead of original plans, to allow for earlier vaccination.

Sandoz completed in September the acquisition of EBEWE Pharma’s specialty generics injectables business for EUR 0.8 billion (USD 1.2 billion), creating a new global growth platform and improving access to oncology medicines. This acquisition is set to further drive expansion in the fast-growing injectables market and represents an important extension of the Sandoz portfolio. In addition, the manufacturing site in Wilson, North Carolina, has a renewed focus on new product launches following the successful completion of an FDA inspection in the third quarter of 2009.

Consumer Health is preparing the upcoming US launch of Prevacid 24HR, the first OTC version of this prescription drug for frequent heartburn pain and an important addition to the division’s current portfolio of 15 global brands with annual sales of more than USD 100 million. Novartis aims to make Prevacid 24HR a top-five OTC brand in the US, where this proton pump inhibitor has three years of market exclusivity.

Group outlook

(Barring any unforeseen events)

Novartis expects to deliver a strong operational performance in 2009. Group net sales are now set to grow at a high-single-digit rate in local currencies, even excluding anticipated H1N1 pandemic flu vaccines sales in the fourth quarter of 2009. Pharmaceuticals net sales in local currencies are now expected to expand at a double-digit rate in 2009. Operating and net income are expected to reach record levels in constant currencies for the full year, even excluding the contribution from H1N1 pandemic flu vaccine sales. However, currency-related losses could significantly reduce growth in reported results.

BUSINESS REVIEW

Nine months to September 30

Net sales

	YTD 2009	YTD 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	20 765	19 901	4	11
Vaccines and Diagnostics	1 037	1 268	–18	–13
Sandoz	5 350	5 753	–7	4
Consumer Health continuing operations	4 189	4 460	–6	3
Net sales from continuing operations	31 341	31 382	0	8

Pharmaceuticals: USD 20.8 billion (+4%, +11% lc)

Sustained dynamic performance achieved in local currencies thanks to rapid expansion of recently launched products and double-digit growth in all regions. The global rollouts of new products, including Lucentis, Exforge, Exjade, Exelon Patch, Reclast/Aclasta and Tekturna/Rasilez, are transforming the portfolio and provided USD 3.3 billion of net sales in the 2009 period. These products accounted for 16% of net sales, up from 9% in 2008, and eight percentage points of the division’s 11% local currency net sales growth.

All therapeutic franchises advanced at double-digit rates in local currencies. Oncology (USD 6.5 billion, +13% lc), the largest franchise, grew thanks to Gleevec/Glivec (USD 2.9 billion, +12% lc), Femara (USD 925 million, +16% lc) and Exjade (USD 469 million, +30% lc). The strategic Cardiovascular and Metabolism franchise (USD 5.4 billion, +12% lc) was led by the new medicines Exforge (USD 475 million) and Tekturna/Rasilez (USD 202 million) as well as the flagship product Diovan (USD 4.4 billion, +5% lc). The diabetes medicine Galvus (USD 115 million) outpaced competition in some key markets in Europe, Latin America and Asia. Neuroscience and Ophthalmics (USD 3.3 billion, +13% lc) gains were led by Lucentis (USD 858 million, +48% lc) and Exelon (USD 687 million, +24% lc).

Europe (USD 7.6 billion, +11% lc) as well as Latin America and Canada (USD 1.8 billion, +14% lc) showed strong performances. Gains were also seen in the US (USD 7.1 billion, +10% lc), while Japan (USD 2.2 billion, +9% lc) benefited from new product launches. The six top emerging markets of Brazil, China, India, Russia, South Korea and Turkey (USD 1.8 billion, +19% lc) kept up a good growth pace.

Vaccines and Diagnostics: USD 1.0 billion (–18%, –13% lc)

A sharp reduction in deliveries of H5N1 avian pandemic flu vaccines compared to the 2008 period as well as lower sales of TBE (tick-borne encephalitis) vaccines in Europe were among reasons for the decline. Seasonal influenza vaccines sales were down in the 2009 period, mainly due to price pressure in the US.

Sandoz: USD 5.4 billion (–7%, +4% lc)

Sandoz achieved three quarters of consistent 4% lc growth in 2009 compared to only 1% lc in 2008. Retail generics in Germany (+5% lc) grew in a declining market, reaching a 29% share as launches offset the switch to tenders by some government health insurance providers. US retail generics and biosimilars (+1%) delivered 18 new launches so far in 2009 (vs. 17 in all of 2008), but price erosion offset some of the volume gains. Other regions were higher, led by Asia-Pacific (+20% lc) on growth in China and Japan.

Consumer Health: USD 4.2 billion (–6%, +3% lc)

CIBA Vision is the industry’s fastest-growing contact lens and lens care company, driven by the expansion of new products that have fueled solid local currency growth. Animal Health grew ahead of its global market and gained share in the US parasiticide market, while OTC delivered an increasingly positive underlying performance during the year.

Operating income

	YTD 2009		YTD 2008
	USD m	% of net sales	USD m	% of net sales	Change %
Pharmaceuticals	6 486	31.2	6 017	30.2	8
Vaccines and Diagnostics	–211		52	4.1
Sandoz	850	15.9	884	15.4	–4
Consumer Health continuing operations	809	19.3	858	19.2	–6
Corporate Income & Expense, net	–589		–527
Operating income from continuing operations	7 345	23.4	7 284	23.2	1

Pharmaceuticals: USD 6.5 billion (+8%)

Operating income grew 8%, well ahead of sales, and advanced at a faster 16% pace when adjusted in both periods for adverse currency movements (–10 percentage points) and exceptional items (+2 percentage points). The double-digit sales expansion and productivity gains of more than USD 700 million in the 2009 period fueled operating income growth and enabled significant investments in new product launches as well as accelerated investments in Oncology projects, particularly Afinitor, and targeted emerging markets such as China. Marketing & Sales expenses fell to 29.0% of net sales in 2009 from 30.0% in the 2008 period while supporting the global rollouts of a range of new products, including Galvus, Exelon Patch, Tekturna/Rasilez and Afinitor. R&D investments were 20.3% of net sales in 2009 while supporting ten new Phase III trials started in 2009, but declined from 21.3% in the 2008 period that included an exceptional charge of USD 223 million for impairment of the Aurograb development project.

Vaccines and Diagnostics: USD –211 million

Core operating income, which excludes exceptional items and amortization of intangible assets, fell to USD 66 million from USD 254 million in the year-ago period. Investments were made in clinical trials for H1N1 pandemic vaccines and late-stage meningitis vaccine development projects. Results in 2009 included exceptional legal charges of USD 45 million, while the 2008 period benefited from a USD 49 million exceptional gain for a diagnostics license.

Sandoz: USD 850 million (–4%)

Strong performance realized with 8% growth in constant currencies on volume expansion in key markets and major productivity gains, but these were more than offset in reported results by negative currency movements (–12 percentage points). The Project Compete initiative led to reduced total function costs compared to the 2008 period, with the operating income margin rising 0.5 percentage points to 15.9% of net sales.

Consumer Health: USD 809 million (–6%)

Increased productivity provided operating income growth of 9% in constant currencies, well ahead of 3% lc sales growth. These gains, however, were more than offset by adverse currency movements (–15 percentage points).

Corporate Income & Expense, net

The increase in net corporate expenses was due mainly to higher pension expenses.

Third quarter

Net sales

	Q3 2009	Q3 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	7 217	6 709	8	11
Vaccines and Diagnostics	543	666	–18	–16
Sandoz	1 850	1 899	–3	4
Consumer Health continuing operations	1 476	1 473	0	5
Net sales from continuing operations	11 086	10 747	3	7

Pharmaceuticals: USD 7.2 billion (+8%, +11% lc)

Ongoing dynamic growth in the 2009 third quarter thanks to the rapid expansion of new products and sustained contributions from key markets. Recently launched products reached USD 1.3 billion of net sales in the 2009 quarter, representing 18% of divisional net sales compared to 11% in the 2008 quarter. These new products also provided nine percentage points of the 11% lc net sales growth in the 2009 period.

All therapeutic franchises delivered strong underlying growth. Initial contributions from the US launch of Afinitor supported Oncology (USD 2.3 billion, +11% lc), while Exforge and Tekturna/Rasilez underpinned the strategic Cardiovascular and Metabolism franchise (USD 1.8 billion, +9% lc). The diabetes therapy Galvus (USD 50 million) also continued its dynamic performance in Europe, Latin America and Asia. Neuroscience and Ophthalmics (USD 1.2 billion, +18% lc) saw rapid gains for Lucentis (USD 335 million, +60% lc ) and Exelon (USD 251 million, +23% lc).

Important growth contributions came from Europe (USD 2.6 billion, +9% lc) as well as Latin America and Canada (USD 645 million, +17% lc) and the US (USD 2.4 billion, +10% lc). Japan (USD 773 million, +8% lc) advanced thanks to contributions from new product launches in 2009. The six top emerging markets (USD 639 million, +12% lc) further advanced and were led by China and Turkey.

Vaccines and Diagnostics: USD 543 million (–18%, –16% lc)

Approximately 27 million doses of seasonal flu vaccines were delivered for the 2009/2010 season in the US and Europe by early October 2009, with net sales per dose down slightly from the 2008 period due mainly to price pressure in the US. Higher shipments of rabies and pediatric vaccines helped partially offset the significant decline in 2009 of H5N1 avian pandemic flu vaccine sales. Net sales of approximately USD 17 million were recorded in the 2009 quarter for H1N1 pandemic flu vaccines delivered in late September.

Sandoz: USD 1.9 billion (–3%, +4% lc)

Key markets achieved solid underlying growth from new product launches and intensified commercialization efforts. For retail generics, top performers included Germany (+8% lc), Western Europe (+6% lc) and Asia-Pacific (+9% lc). US retail generics and biosimilars (+5%) net sales had a second consecutive quarter in 2009 of year-on-year growth thanks to new product launches, including a first-to-market launch of generic tacrolimus (Prograf®). Central and Eastern Europe grew strongly, but results were tempered by challenging economic conditions.

Consumer Health: USD 1.5 billion (0%, +5% lc)

All businesses contributed to the strongest underlying quarterly performance since the first quarter of 2008. CIBA Vision continued to gain market share from new products, while the US and Latin America drove business expansion in Animal Health. OTC gained momentum due to strong demand for cough and cold medicines.

Operating income

	Q3 2009		Q3 2008
	USD m	% of net sales	USD m	% of net sales	Change %
Pharmaceuticals	2 211	30.6	1 743	26.0	27
Vaccines and Diagnostics	23	4.2	180	27.0	–87
Sandoz	312	16.9	293	15.4	6
Consumer Health continuing operations	303	20.5	292	19.8	4
Corporate Income & Expense, net	–215		–173
Operating income from continuing operations	2 634	23.8	2 335	21.7	13

Pharmaceuticals: USD 2.2 billion (+27%)

Operating income advanced 27%, significantly ahead of sales, and still rose 16% when adjusted in both periods for currency changes (–6 percentage points) and exceptional items (+17 percentage points). The strong underlying business expansion, with net sales rising 11% lc, and productivity savings led to operating income gains and enabled significant investments in new product launches, key development projects and geographic expansion. Marketing & Sales expenses fell 1.4 percentage points to 27.8% of net sales in the 2009 quarter, while R&D investments declined 3.7 percentage points to 19.7% of net sales in 2009 from the same period 2008, which included an exceptional charge of USD 223 million for impairment of the Aurograb development project.

Vaccines and Diagnostics: USD 23 million

Lower contributions from H5N1 and seasonal influenza vaccines in the 2009 quarter as well as investments in H1N1 pandemic vaccines and late-stage trials for the meningitis vaccines were the main factors for reduced operating income. Excluding exceptional items and amortization of intangible assets, core operating income fell to USD 102 million from USD 258 million in the 2008 period.

Sandoz: USD 312 million (+6%)

In constant currencies, operating income rose 18% from productivity improvements in marketing and purchasing while supporting strategic R&D investments, more than offsetting the impact of adverse currency movements (–11 percentage points) in reported results as the operating income margin rose 1.5 percentage points to 16.9% of net sales.

Consumer Health: USD 303 million (+4%)

Supply chain and other productivity gains helped fund R&D initiatives and new product launches across the division. In constant currencies, operating income grew 14%, which was well ahead of local-currency sales growth. The operating income margin rose 0.7 percentage points to 20.5% of net sales.

Corporate Income & Expense, net

Net corporate expenses in the 2009 third quarter rose USD 42 million compared to the year-ago period, mainly due to higher pension and insurance expenses.

FINANCIAL REVIEW

Nine months to September 30 and third quarter

	YTD 2009	YTD 2008	Change	Q3 2009	Q3 2008	Change
	USD m	USD m	%	USD m	USD m	%
Operating income from continuing operations	7 345	7 284	1	2 634	2 335	13
Income from associated companies	186	344	–46	–21	88	–124
Financial income	94	326	–71	51	93	–45
Interest expense	–395	–214	85	–173	–96	80
Taxes	–1 099	–1 084	1	–379	–338	12
Net income from continuing operations	6 131	6 656	–8	2 112	2 082	1
Net income from discontinued operations		28			19
Total net income	6 131	6 684	–8	2 112	2 101	1

Income from associated companies

Exceptional charges totaling USD 189 million for actions taken by Roche and Alcon resulted in a loss of USD 21 million from associated companies in the third quarter of 2009 compared to an income of USD 88 million in the 2008 period. An exceptional charge of USD 97 million was taken as part of Roche’s restructuring charge for the Genentech acquisition, while a USD 92 million impairment charge was taken after Alcon stopped a pharmaceuticals development project. These factors also led to sharply reduced income from associated companies in the first nine months of 2009, which fell 46% to USD 186 million from the year-ago period.

Financial expense, net

Interest expense rose 80% in the 2009 third quarter to USD 173 million following the issuance of US dollar and euro bonds in the first half of 2009. Financial income for the 2009 third quarter fell 45% to USD 51 million due to lower financial yields and currency losses. For the first nine months of 2009, interest expense rose 85% to USD 395 million, reflecting the issuance of bonds after the acquisition of a 25% stake in Alcon in mid-2008, and financial income fell 71% to USD 94 million.

Taxes

The tax rate (taxes as a percentage of pre-tax income) for the first nine months and third quarter of 2009 was 15.2%, in line with full-year expectations, and higher than the 14.0% tax rate in both of the same periods in 2008.

Net income from continuing operations

For the first nine months of 2009, operating income growth was more than offset by increased financial charges, reduced contributions from associated companies and a higher tax rate, which resulted in net income falling 8% to USD 6.1 billion. However, net income in constant currencies rose 2% over the year-ago period. In the third quarter of 2009, net income was up 1% to USD 2.1 billion as the double-digit business expansion was negatively impacted by these non-operating factors.

Basic earnings per share

Basic earnings per share (EPS) were USD 2.69 in the first nine months of 2009, down from USD 2.93 in the year-ago period. For the third quarter, basic EPS increased to USD 0.93 in 2009 from USD 0.92 per share in the 2008 quarter.

Balance sheet

Total assets increased to USD 90.7 billion at the end of the 2009 third quarter compared to USD 78.3 billion at the end of 2008 mainly as a result of proceeds from recent bond issues, which are held as cash and marketable securities, and intangible assets acquired through the September 2009 purchase of EBEWE Pharma’s specialty generics business.

The Group’s equity rose to USD 53.3 billion at the end of the 2009 third quarter from USD 50.4 billion at the end of 2008 as net income of USD 6.1 billion and translation gains of USD 0.9 billion in the 2009 period more than offset the dividend payment in the 2009 first quarter amounting to USD 3.9 billion and actuarial losses of USD 0.8 billion for defined benefit plans.

The Group’s debt/equity ratio rose to 0.27:1 at the end of the 2009 third quarter from 0.15:1 at the end of 2008, reflecting the issuance of the USD 5 billion bond (two tranches) in the US in the first quarter and the issuance of a EUR 1.5 billion bond in the second quarter. At September 30, 2009, the Group’s financial debt of USD 14.4 billion consisted of USD 5.7 billion in current and USD 8.7 billion in non-current liabilities.

Overall liquidity rose to USD 14.2 billion at September 30, 2009, more than double the end-2008 level of USD 6.1 billion, due to improving free cash flow from continuing operations (before dividends), which rose 20% to USD 6.1 billion in the first nine months of 2009, and proceeds from the bond issues. Net debt (financial debt net of liquidity) was reduced to USD 0.2 billion from USD 1.2 billion at December 31, 2008.

Credit agencies have maintained their ratings of Novartis debt during 2009. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s had a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch had a long-term rating of AA and a short-term rating of F1+. These agencies maintained a “stable” outlook.

Cash flow

Cash flow from operating activities was USD 7.7 billion in the first nine months of 2009, an 18% increase over the year-ago period that was driven by improvements of USD 0.5 billion in net working capital and a reduction of USD 0.4 billion in tax payments compared to the 2008 period.

Cash outflows from investing activities reached USD 10.0 billion in the first nine months of 2009 and included USD 7.5 billion in marketable securities investments with proceeds from bond offerings as well as USD 0.9 billion related to the EBEWE Pharma generics business acquisition and USD 1.3 billion for capital expenditures.

Cash inflows from financing activities were a net USD 3.0 billion in the 2009 period, as the USD 7.1 billion of proceeds from bond issues were partially offset by the dividend payment for 2008 of USD 3.9 billion and other items totaling USD 0.2 billion.

PHARMACEUTICALS PRODUCT REVIEW

Note: Net sales growth data refer to year-to-date 2009 performance in local currencies.

Strategic Cardiovascular and Metabolism franchise

Rapidly growing contributions from new products provided 74% of the incremental growth in the strategic Cardiovascular and Metabolism franchise (USD 5.4 billion, +12% lc) in the first nine months of 2009. Seven medicines within the Exforge, Tekturna/Rasilez and Diovan brands are available in many markets, reaffirming the position of Novartis as the world’s largest provider of branded anti-hypertension therapies based on annual sales.

Diovan (USD 4.4 billion, +5% lc) achieved solid worldwide growth, driven by expansion in Japan, which accounts for approximately 20% of net sales and where the Co-Dio diuretic combination therapy was launched in 2009. Results from the Japanese KYOTO HEART study, presented in September at the European Society of Cardiology Congress, demonstrated that the addition of Diovan to a non-ARB-based treatment regimen for high blood pressure provided a significant 45% relative risk reduction in cardiovascular events, including stroke, over a conventional non-ARB treatment regimen. Diovan also maintained strong growth in Europe, where the expected entry of generic versions of losartan, another medicine in the angiotensin receptor blockers (ARB) segment, has been delayed until the first half of 2010. In the US, Diovan (+3%) expanded during the 2009 nine-month period despite greater use of generic versions of high blood pressure medicines in other classes.

Exforge (USD 475 million +81% lc), a single pill with the angiotensin receptor blocker Diovan (valsartan) and the calcium channel blocker amlodipine, delivered above-market growth and expanded faster than the broader high blood pressure segment. Exforge HCT, which adds a diuretic to this combination, was launched in the US after regulatory approval in April 2009 as a high blood pressure therapy with three medicines in one pill. Exforge was submitted for Japanese regulatory approval in late 2008.

Tekturna/Rasilez (USD 202 million, +114% lc), the first new class of high blood pressure medicine in more than a decade, is growing consistently. Key drivers are clinical data demonstrating its prolonged efficacy in lowering blood pressure for more than 24 hours, and superiority in clinical trials over ramipril, a leading ACE inhibitor (an older class of high blood pressure medicines). Rasilez was launched in Japan in October 2009. Valturna — a single-pill combination of Tekturna/Rasilez and Diovan (valsartan) — gained US regulatory approval in September based on clinical data showing this medicine offers significantly higher blood pressure reduction than either valsartan or aliskiren alone.

Galvus/Eucreas (USD 115 million, +416% lc), oral treatments for type 2 diabetes, have been expanding rapidly in many European, Latin American and Asia-Pacific markets, and outperforming a competitor medicine in the DPP-IV segment in some countries. First launched in 2008, Galvus is now approved in 69 countries, while Eucreas (a single-pill combination with the oral anti-diabetes medicine metformin) is approved in 50 countries.

Oncology

Gleevec/Glivec (USD 2.9 billion, +12% lc), a targeted therapy for some forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), has achieved sustained double-digit growth based on its leadership position in treating these cancers backed by new clinical data and regulatory approvals. The latest approval was for use in adjuvant (post-surgery) GIST patients, which is now approved in more than 25 countries in North America, Europe and Asia-Pacific.

Tasigna (USD 144 million, +171% lc) is approved in 65 countries as a second-line therapy for patients with a form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec. New clinical data has demonstrated the potential of Tasigna to become a leading therapy for newly diagnosed CML patients. Independent Phase II data published in the journal “Blood” showed molecular traces of this form of leukemia were reduced to nearly undetectable levels in 85% of patients after 12 months. In October 2009, results from the global ENESTnd trial, the largest head-to-head comparison of a targeted therapy against Glivec ever conducted, showed that Tasigna produced faster and deeper responses than Glivec in newly diagnosed CML patients. A Phase III trial of Tasigna as a third-line therapy for GIST did not meet its primary endpoint, but results showed a two-month improvement in median overall survival (not statistically significant) for patients treated with Tasigna. As a result, Novartis will not seek regulatory approval for this indication. A first-line study in GIST began enrollment in March.

Zometa (USD 1.1 billion, +9% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to bones, is growing due to improved compliance and use in existing indications. Studies are underway to review potential anti-cancer benefits in other tumor types. US and European regulatory submissions are planned in the 2009 fourth quarter for the use of Zometa in adjuvant breast cancer in premenopausal women based on published anti-cancer data for this indication.

Femara (USD 925 million, +16% lc), an oral therapy for women with hormone-sensitive breast cancer, has seen strong sales during 2009 due to growth in the initial adjuvant (post-surgery) setting. In August, “The New England Journal of Medicine” published results from the landmark BIG 1-98 study affirming the five-year upfront use of Femara after surgery was an optimal treatment approach versus tamoxifen for postmenopausal women with early-stage, hormone-receptor positive breast cancer. These data were submitted to US and EU authorities for inclusion in product information.

Sandostatin (USD 839 million, +6% lc), for patients with acromegaly and neuro-endocrine tumors of the gastrointestinal tract and pancreas, has grown from increasing use of Sandostatin LAR, the once-monthly version that accounts for nearly 90% of net sales. Phase III data demonstrating a significant delay in tumor progression in patients with metastatic neuroendocrine tumors of the midgut who were treated with Sandostatin LAR were published recently in the “Journal of Clinical Oncology.” These data formed the basis of a recent US National Comprehensive Cancer Network (NCCN) update on treatment guidelines for neuroendocrine tumors.

Exjade (USD 469 million, +30% lc), currently approved in more than 90 countries as the only once-daily oral therapy for transfusional iron overload, received US and Canadian regulatory approvals in 2009 to extend the dose range to 40 mg/kg. This new dosing range, which was also approved in Switzerland in 2009 and will apply to various other countries, provides a new option to patients who require higher dose titration for iron chelation. The FDA is reviewing Exjade safety information specifically on the risk of adverse events in patients with myelodysplastic syndrome (MDS) compared to patients without these conditions. Novartis is working with the FDA to further review and clarify the population of MDS patients most appropriate for treatment with Exjade.

Afinitor (USD 38 million), an oral inhibitor of the mTOR pathway, received European approval in August 2009 for use in patients with advanced renal cell carcinoma (RCC, kidney cancer) whose disease progressed on or after treatment with VEGF-targeted therapy. This follows the US launch in March as the first therapy for patients with RCC after failure of treatment with sunitinib or sorafenib. Afinitor is being studied in many cancer types: Phase III studies are underway in patients with neuroendocrine tumors (NET), breast cancer, lymphoma, tuberous sclerosis complex (TSC) and gastric cancer. A late-stage trial is planned to start in patients with hepatocellular carcinoma (HCC) in early 2010. The active ingredient, everolimus, is the same as in the transplant therapy Certican.

Other Pharmaceuticals products

Lucentis (USD 858 million, +48% lc), a biotechnology eye therapy approved in more than 80 countries, delivered sustained growth on top performances in France, the United Kingdom, Australia and Japan. Lucentis is the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. Late-stage clinical trials are underway to assess the benefits of Lucentis in patients with certain forms of diabetic macular edema. Genentech holds the US rights to this medicine.

Exelon/Exelon Patch (USD 687 million, +24 % lc), a therapy for mild to moderate forms of Alzheimer’s disease dementia as well as dementia linked with Parkinson’s disease, now achieves more than half of its sales from Exelon Patch, the novel skin patch launched in late 2007 and now available in more than 50 countries worldwide.

Reclast/Aclasta (USD 325 million, +100% lc), the first once-yearly infusion therapy for osteoporosis, continues to expand on increasing patient access to infusion centers and a broad range of use in patients suffering from various types of this debilitating disease. A growing number of patients are returning for treatment with this medicine, which is known as Reclast in the US and Aclasta in the rest of the world. It is approved for up to six indications involving the treatment of osteoporosis in men and postmenopausal women, including those who have experienced a low-trauma hip fracture.

Xolair (USD 218 million, +53% lc, Novartis sales), a biotechnology drug for moderate to severe persistent asthma in the US and severe persistent allergic asthma in Europe, has maintained solid growth based on approvals in more than 60 countries, including Japan since early 2009. European Union approval was granted in August 2009 for use in children age 6-11 suffering from severe persistent allergic asthma. This approval was based on data showing Xolair reduced asthma attacks in this age group by 34% at 24 weeks and 50% at one year. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech’s US sales were USD 424 million in the first nine months of 2009.

Extavia (USD 26 million), for patients with relapsing forms of multiple sclerosis (MS), was first launched in the European Union in early 2009 and is now available in more than 15 countries, including the US where it was launched recently after regulatory approval was granted in August 2009. This medicine marks the entry of Novartis into the field of MS. Extavia is the same medicinal product as Betaferon®/ Betaseron® from Bayer Schering, with rights gained to a Novartis-branded version in agreements with Bayer Schering.

R&D UPDATE

Novartis ranks as having one of the industry’s most competitive pharmaceuticals development pipelines with 147 projects in clinical development, of which 27 involve new molecular entities in late-stage trials or under regulatory review.

More than 30 positive regulatory decisions have been achieved to date in 2009 in the US, European Union and Japan. These include a historic five regulatory approvals to date in Japan for Rasilez, Tasigna, Xolair, Co-Dio and Lucentis, with regulatory decisions pending for Exforge and Galvus in the world’s second-largest pharmaceuticals market. Other approvals include Afinitor (cancer) in the US and European Union as well as the US approvals of the new biotechnology drug Ilaris (CAPS) and Extavia (multiple sclerosis) as well as the high blood pressure combination therapies Valturna, Exforge HCT and Tekturna HCT.

Other important regulatory approvals in 2009 were received for the H1N1 pandemic flu vaccines in the US and Europe as well as the first-ever biosimilar in Japan and Prevacid 24HR, the first and only OTC version of this proton pump inhibitor in the US.

Pharmaceuticals

Ilaris (canakinumab, ACZ885), a human antibody targeting IL-1 beta, was launched in the US and Switzerland in August 2009 as a new therapy to treat children as young as age four and adults with CAPS (Cryopyrin-Associated Periodic Syndrome), a rare life-long and potentially fatal auto-inflammatory disease. In July 2009, Ilaris received a positive opinion for European Union regulatory approval. This biotechnology drug represents an important advance in the development of personalized medicines since it specifically targets IL-1 beta, the major trigger of inflammation in auto-inflammatory diseases. Studies are ongoing in other diseases in which IL-1 beta plays an important role, such as some forms of gout — one of the most painful types of arthritis, COPD (Chronic Obstructive Pulmonary Disease), type 2 diabetes and systemic juvenile idiopathic arthritis.

QAB149 (indacaterol), a new and effective once-daily bronchodilator therapy for people with COPD (Chronic Obstructive Pulmonary Disease), received a positive opinion in September supporting European Union regulatory approval. The extensive Phase III program for this product has demonstrated statistically superior improvements in lung function and COPD symptoms, especially breathlessness, compared to currently available bronchodilators, including the market leader tiotropium. In the US, Novartis is working with the FDA to address issues raised in a Complete Response letter received in October 2009.

FTY720 (fingolimod), a novel oral development therapy for multiple sclerosis, is on track for regulatory submissions in the US and Europe by the end of 2009. Initial results released in September 2009 from the two-year Phase III FREEDOMS study showed FTY720 was significantly superior to placebo in reducing both relapses and disability progression in patients with relapsing-remitting MS (RRMS). These data build on the one-year Phase III TRANSFORMS study presented at the American Academy of Neurology meeting in April 2009 showing that FTY720 significantly reduced relapses more than interferon beta-1a (Avonex®), a standard of care in RRMS. FTY720 has a well-studied safety profile with more than 5,300 patient-years of exposure, including patients now in their sixth year of treatment. MS affects up to 2.5 million people worldwide and is a leading cause of neurological disability in young adults.

Vaccines and Diagnostics

Menveo, a novel vaccine in clinical development to protect against four common types of meningococcal meningitis, is making good progress toward US and European regulatory approvals for initial use in adolescents (from age 11) and adults. Novartis submitted in August 2009 answers to a Complete Response letter received earlier in the year from the FDA requesting additional information on the submission’s clinical and CMC (Chemistry Manufacturing and Control) sections. No new clinical trials were required. A European Union regulatory decision is expected in 2010 for use in adolescents (from age 11) and adults. Trials are underway in other age groups, including as young as two months, to protect against serogroups A, C, W-135 and Y found with this serious bacterial infection.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “on track,” “expect,” “pipeline,” “potential,” “strategic,” “long-term,” “set,” “expected,” “growth platform,” “upcoming,” “aims,” “outlook”, “expects,” “could,” “will,” “planned,” “risk,” “pending,” “potentially,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding the potential acquisition of any business by Novartis; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Neither can there be any guarantee that the proposed acquisition of any business will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

December 9, 2009	Novartis investor event: Oncology and pipeline update
January 26, 2010	Fourth quarter and full-year 2009 results
February 26, 2010	Annual General Meeting
April 20, 2010	First quarter 2010 results
July 15, 2010	Second quarter and first half 2010 results
October 21, 2010	Third quarter and first nine months 2010 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	31 341	31 382	–41	0
Other revenues	617	854	–237	–28
Cost of Goods Sold	–8 512	–8 605	93	–1
Of which amortization and impairments of product and patent rights and trademarks	–709	–770	61	–8
Gross profit	23 446	23 631	–185	–1
Marketing & Sales	–8 574	–8 798	224	–3
Research & Development	–5 321	–5 383	62	–1
General & Administration	–1 589	–1 616	27	–2
Other Income & Expense, net	–617	–550	–67	12
Operating income from continuing operations	7 345	7 284	61	1
Income from associated companies	186	344	–158	–46
Financial income	94	326	–232	–71
Interest expense	–395	–214	–181	85
Income before taxes from continuing operations	7 230	7 740	–510	–7
Taxes	–1 099	–1 084	–15	1
Net income from continuing operations	6 131	6 656	–525	–8
Net income from discontinued Consumer Health operations		28	–28
Total net income	6 131	6 684	–553	–8
Attributable to:
Shareholders of Novartis AG	6 095	6 656	–561	–8
Non-controlling interests	36	28	8	29
Average number of shares outstanding – Basic (million)	2 266.2	2 265.7	0.5	0
Basic earnings per share (USD)(1)
– Continuing operations	2.69	2.93	–0.24	–8
– Discontinued operations	0.00	0.01	–0.01
– Total	2.69	2.94	–0.25	–9
Average number of shares outstanding – Diluted (million)	2 283.0	2 283.6	–0.6	0
Diluted earnings per share (USD)(1)
– Continuing operations	2.67	2.90	–0.23	–8
– Discontinued operations	0.00	0.01	–0.01
– Total	2.67	2.91	–0.24	–8

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements (unaudited)

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	11 086	10 747	339	3
Other revenues	204	283	–79	–28
Cost of Goods Sold	–3 103	–3 021	–82	3
Of which amortization and impairments of product and patent rights and trademarks	–253	–272	19	–7
Gross profit	8 187	8 009	178	2
Marketing & Sales	–2 863	–2 877	14	0
Research & Development	–1 825	–1 942	117	–6
General & Administration	–542	–538	–4	1
Other Income & Expense, net	–323	–317	–6	2
Operating income from continuing operations	2 634	2 335	299	13
Income from associated companies	–21	88	–109	–124
Financial income	51	93	–42	–45
Interest expense	–173	–96	–77	80
Income before taxes from continuing operations	2 491	2 420	71	3
Taxes	–379	–338	–41	12
Net income from continuing operations	2 112	2 082	30	1
Net income from discontinued Consumer Health operations		19	–19
Total net income	2 112	2 101	11	1
Attributable to:
Shareholders of Novartis AG	2 098	2 090	8	0
Non-controlling interests	14	11	3	27
Average number of shares outstanding – Basic (million)	2 268.2	2 264.2	4.0	0
Basic earnings per share (USD)(1)
– Continuing operations	0.93	0.92	0.01	1
– Discontinued operations	0.00	0.00	0.00	0
– Total	0.93	0.92	0.01	1
Average number of shares outstanding – Diluted (million)	2 285.4	2 283.2	2.2	0
Diluted earnings per share (USD)(1)
– Continuing operations	0.92	0.92	0.00	0
– Discontinued operations	0.00	0.00	0.00	0
– Total	0.92	0.92	0.00	0

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of recognized income and expense (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	6 131	6 656	–525
Fair value adjustments on financial instruments, net of taxes	160	–298	458
Net actuarial losses from defined benefit plans, net of taxes	–788	–948	160
Novartis share of equity recognized by associated companies, net of taxes	–49	–189	140
Revaluation of initial minority interest in Speedel		36	–36
Translation effects	899	–580	1 479
Amounts related to discontinued operations		28	–28
Recognized income and expense	6 353	4 705	1 648

Attributable to:
Shareholders of Novartis AG	6 309	4 688	1 621
Non-controlling interests	44	17	27

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 112	2 082	30
Fair value adjustments on financial instruments, net of taxes	124	–221	345
Net actuarial losses from defined benefit plans, net of taxes	–733	–790	57
Novartis share of equity recognized by associated companies, net of taxes	37	–176	213
Revaluation of initial minority interest in Speedel		36	–36
Translation effects	887	–1 945	2 832
Amounts related to discontinued operations		19	–19
Recognized income and expense	2 427	–995	3 422

Attributable to:
Shareholders of Novartis AG	2 413	–1 003	3 416
Non-controlling interests	14	8	6

Condensed consolidated balance sheets

	Sept 30, 2009	Dec 31,		Sept 30, 2008
	(unaudited)	2008	Change	(unaudited)
	USD m	USD m	USD m	USD m
Assets
Non-current assets
Property, plant & equipment	13 870	13 100	770	12 989
Goodwill	11 812	11 285	527	11 426
Intangibles other than goodwill	10 540	9 534	1 006	9 842
Financial and other non-current assets	24 024	23 499	525	24 466
Total non-current assets	60 246	57 418	2 828	58 723
Current assets
Inventories	6 308	5 792	516	5 958
Trade receivables	7 817	7 026	791	7 251
Other current assets	2 149	1 946	203	1 951
Cash, short-term deposits and marketable securities	14 166	6 117	8 049	8 137
Total current assets	30 440	20 881	9 559	23 297
Total assets	90 686	78 299	12 387	82 020
Equity and liabilities
Total equity	53 313	50 437	2 876	50 737
Non-current liabilities
Financial debts	8 706	2 178	6 528	2 063
Other non-current liabilities	10 765	9 180	1 585	9 266
Total non-current liabilities	19 471	11 358	8 113	11 329
Current liabilities
Trade payables	3 276	3 395	–119	2 902
Financial debts and derivatives	5 660	5 186	474	8 741
Other current liabilities	8 966	7 923	1 043	8 311
Total current liabilities	17 902	16 504	1 398	19 954
Total liabilities	37 373	27 862	9 511	31 283
Total equity and liabilities	90 686	78 299	12 387	82 020

Condensed consolidated changes in equity (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m
Consolidated equity at January 1	50 437	49 396	1 041
Recognized income and expense	6 353	4 705	1 648
Sale/purchase of treasury shares, net	80	–406	486
Equity-based compensation	450	420	30
Dividends	–3 941	–3 345	–596
Changes in non-controlling interests	–66	–33	–33
Consolidated equity at September 30	53 313	50 737	2 576

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m
Consolidated equity at July 1	50 488	51 605	–1 117
Recognized income and expense	2 427	–995	3 422
Sale of treasury shares, net	276	26	250
Equity-based compensation	152	117	35
Changes in non-controlling interests	–30	–16	–14
Consolidated equity at September 30	53 313	50 737	2 576

Condensed consolidated cash flow statements (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	6 131	6 656	–525
Reversal of non-cash items
Taxes	1 099	1 084	15
Depreciation, amortization and impairments	1 712	2 119	–407
Change in provisions and other non-current liabilities	436	420	16
Net financial expense/income	301	–112	413
Other	248	–2	250
Net income adjusted for non-cash items	9 927	10 165	–238
Interest and other financial receipts	590	608	–18
Interest and other financial payments	–498	–585	87
Taxes paid	–1 217	–1 570	353
Cash flow before working capital changes	8 802	8 618	184
Payments out of provisions and other net cash movements in non-current liabilities	–567	–481	–86
Change in net current assets and other operating cash flow items	–510	–1 572	1 062
Cash flow from operating activities from continuing operations	7 725	6 565	1 160
Investments in property, plant & equipment	–1 268	–1 445	177
Investments in intangible, non-current and financial assets	–471	–276	–195
Sale of property, plant & equipment, intangible, financial and other non-current assets	111	244	–133
Acquisitions / divestments	–890	–691	–199
Increase in marketable securities, associated companies and non-controlling interests	–7 508	–6 470	–1 038
Cash flow from investing activities from continuing operations	–10 026	–8 638	–1 388
Change in current and non-current financial debts	6 810	5 040	1 770
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Treasury share transactions	80	–483	563
Other financing cash flows	1	–37	38
Cash flow from financing activities from continuing operations	2 950	1 175	1 775
Cash flow from discontinued operations		–79	79
Translation effect on cash and cash equivalents	86	66	20
Change in cash and cash equivalents	735	–911	1 646
Cash and cash equivalents at January 1	2 038	5 360	–3 322
Cash and cash equivalents at September 30	2 773	4 449	–1 676

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 112	2 082	30
Reversal of non-cash items
Taxes	379	338	41
Depreciation, amortization and impairments	614	861	–247
Change in provisions and other non-current liabilities	201	203	–2
Net financial expense/income	122	3	119
Other	141	82	59
Net income adjusted for non-cash items	3 569	3 569	0
Interest and other financial receipts	20	37	–17
Interest and other financial payments	–363	26	–389
Taxes paid	–289	–394	105
Cash flow before working capital changes	2 937	3 238	–301
Payments out of provisions and other net cash movements in non-current liabilities	–145	–174	29
Change in net current assets and other operating cash flow items	362	–40	402
Cash flow from operating activities from continuing operations	3 154	3 024	130
Investments in property, plant & equipment	–415	–478	63
Investments in intangible, non-current and financial assets	–101	–110	9
Sale of property, plant & equipment, intangible, financial and other non-current assets	37	78	–41
Acquisitions / divestments	–859	–691	–168
Increase in marketable securities, associated companies and non-controlling interests	–3 114	–11 922	8 808
Cash flow from investing activities from continuing operations	–4 452	–13 123	8 671
Change in current and non-current financial debts	162	673	–511
Treasury share transactions	276	29	247
Other financing cash flows	5	–17	22
Cash flow from financing activities from continuing operations	443	685	–242
Cash flow from discontinued operations		–148	148
Translation effect on cash and cash equivalents	38	–58	96
Change in cash and cash equivalents	–817	–9 620	8 803
Cash and cash equivalents at July 1	3 590	14 069	–10 479
Cash and cash equivalents at September 30	2 773	4 449	–1 676

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2009 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2009, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2008 Annual Report published on January 28, 2009. As of January 1, 2009, the Group adopted the revised IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments and the revised IAS 23 Borrowing Costs. These new accounting standards did not have a significant impact on the Group’s Condensed Interim Consolidated Financial Statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2008 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 8 and 9 of the 2008 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 9 and 10 of the 2008 Annual Report, intangible assets and investments in associated companies are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2009 and 2008:

2009

Corporate — Issuance of bond in US dollars

On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

Corporate — Issuance of bond in euros

On June 2, Novartis launched a bond issue of EUR 1.5 billion (approximately USD 2.1 billion) with a coupon of 4.25% under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, has a maturity date of June 15, 2016, and is guaranteed by Novartis AG.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Corporate — Novartis India Ltd.

On March 25, Novartis announced a tender offer to acquire an additional stake in its majority-owned Indian subsidiary, Novartis India Ltd., from public shareholders through which the stake was raised to 76.4% from 50.9%. The transaction had a total value of approximately Rs 3.8 billion (USD 80 million). Almost all large institutional investors and quasi-institutional shareholders participated in the offer. This transaction resulted in USD 49 million of goodwill.

Sandoz — EBEWE Pharma

On May 20, Novartis announced a definitive agreement for Sandoz to acquire the specialty generic injectables business of EBEWE Pharma for EUR 925 million (USD 1.3 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction was completed on September 22, 2009, with a first payment made of EUR 0.6 billion (USD 0.9 billion) and the balance of the EUR 0.8 billion (USD 1.2 billion) adjusted acquisition price to be paid in the fourth quarter of 2009. A preliminary balance sheet of EBEWE Pharma’s specialty generic injectables business was included in the Group’s closing as of September 30, 2009, which resulted in additional intangible assets of USD 1.3 billion, goodwill of USD 0.2 billion and other net liabilities of USD 0.3 billion. Results of operations from this acquisition will be included retroactive to the acquisition date in the Group’s results for the fourth quarter of 2009.

Pharmaceuticals — Idenix

On August 5, Novartis did not participate in an underwritten public offering by Idenix Pharmaceuticals, which reduced the Group’s stake to 47% from the pre-offering level of 53%. As a result of this offering, Novartis no longer controls this company, so Idenix was deconsolidated with effect from September 1, 2009. Idenix has been accounted for on an equity basis since this date, which had no material impact on the Group’s consolidated income statement.

2008

Corporate — Issuance of bonds in Swiss francs

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately USD 1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Corporate — Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company listed only on the New York Stock Exchange. The potential total value of the two steps is up to approximately USD 39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or up to approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to buy the remaining 23% of shares held by Alcon minority shareholders.

Novartis has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore currently exempt from recognition under IAS 39.

At September 30, 2009, Alcon’s share price on the New York Stock Exchange (NYSE) was USD 138.67, which was above the Group’s carrying value of USD 136.40 for this strategic investment.

Pharmaceuticals — Speedel

On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer. In September 2009, Speedel shares were delisted from the SIX Swiss Exchange. The price for the 90.3% interest not previously held was approximately CHF 939 million (USD 888 million) excluding USD 26 million of cash held by Speedel as of the July 2008 acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel’s identified net assets were USD 472 million, which resulted in goodwill of USD 493 million in 2008. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by USD 38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 and the first nine months of 2009.

Pharmaceuticals — Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total USD 102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to USD 300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to USD 72 million, which resulted in goodwill of USD 30 million. The consolidation of Protez resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first nine months of 2009.

Pharmaceuticals — Nektar pulmonary business

On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.’s pulmonary business unit for USD 115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill. The consolidation of the Nektar pulmonary business resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 and the first nine months of 2009.

4. Principal currency translation rates

Nine months to September 30

	Average rates YTD 2009 USD	Average rates YTD 2008 USD	Period-end rates Sept 30, 2009 USD	Period-end rates Sept 30, 2008 USD
1 CHF	0.904	0.947	0.967	0.913
1 EUR	1.365	1.522	1.462	1.439
1 GBP	1.541	1.947	1.606	1.805
100 JPY	1.056	0.946	1.114	0.958

Third quarter

	Average rates Q3 2009 USD	Average rates Q3 2008 USD	Period-end rates Sept 30, 2009 USD	Period-end rates Sept 30, 2008 USD
1 CHF	0.941	0.933	0.967	0.913
1 EUR	1.430	1.503	1.462	1.439
1 GBP	1.641	1.892	1.606	1.805
100 JPY	1.069	0.930	1.114	0.958

5. Consolidated income statements — Nine months to September 30 — Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	20 765	19 901	1 037	1 268	5 350	5 753	4 189	4 460			31 341	31 382			31 341	31 382
Sales to other Divisions	137	159	26	9	190	208	31	41	–384	–417
Sales of Divisions	20 902	20 060	1 063	1 277	5 540	5 961	4 220	4 501	–384	–417	31 341	31 382			31 341	31 382
Other revenues	284	460	282	328	8	17	43	49			617	854			617	854
Cost of Goods Sold	–3 573	–3 417	–863	–923	–2 948	–3 093	–1 497	–1 587	369	415	–8 512	–8 605			–8 512	–8 605
Of which amortization and impairments of product and patent rights and trademarks	–254	–277	–214	–216	–180	–219	–61	–58			–709	–770			–709	–770
Gross profit	17 613	17 103	482	682	2 600	2 885	2 766	2 963	–15	–2	23 446	23 631			23 446	23 631
Marketing & Sales	–6 013	–5 968	–188	–200	–934	–1 068	–1 439	–1 562			–8 574	–8 798			–8 574	–8 798
Research & Development	–4 208	–4 237	–309	–269	–441	–504	–244	–233	–119	–140	–5 321	–5 383			–5 321	–5 383
General & Administration	–609	–595	–115	–111	–276	–310	–256	–278	–333	–322	–1 589	–1 616			–1 589	–1 616
Other Income & Expense	–297	–286	–81	–50	–99	–119	–18	–32	–122	–63	–617	–550		58	–617	–492
Of which amortization and impairments of capitalized intangible assets included in function costs	–85	–329	–18	–24	–11	–21		–1	–2	–2	–116	–377			–116	–377
Operating income	6 486	6 017	–211	52	850	884	809	858	–589	–527	7 345	7 284		58	7 345	7 342
Income from associated companies											186	344			186	344
Financial income											94	326			94	326
Interest expense											–395	–214			–395	–214
Income before taxes											7 230	7 740		58	7 230	7 798
Taxes											–1 099	–1 084		–30	–1 099	–1 114
Net income											6 131	6 656		28	6 131	6 684

Additions to:
– Property, plant and equipment(1)	613	741	294	299	178	331	98	93	50	49	1 233	1 513			1 233	1 513
– Goodwill and other intangible assets(1)	282	73	12	3	28	17	80	18	3	2	405	113			405	113

(1) Excluding impact of business acquisitions

Consolidated income statements — Third quarter — Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	7 217	6 709	543	666	1 850	1 899	1 476	1 473			11 086	10 747			11 086	10 747
Sales to other Divisions	45	51	11	4	62	72	8	12	–126	–139
Sales of Divisions	7 262	6 760	554	670	1 912	1 971	1 484	1 485	–126	–139	11 086	10 747			11 086	10 747
Other revenues	98	157	90	103	2	6	14	17			204	283			204	283
Cost of Goods Sold	–1 305	–1 213	–396	–397	–1 001	–1 022	–520	–531	119	142	–3 103	–3 021			–3 103	–3 021
Of which amortization and impairments of product and patent rights and trademarks	–92	–100	–73	–71	–68	–82	–20	–19			–253	–272			–253	–272
Gross profit	6 055	5 704	248	376	913	955	978	971	–7	3	8 187	8 009			8 187	8 009
Marketing & Sales	–2 009	–1 960	–57	–63	–314	–353	–483	–501			–2 863	–2 877			–2 863	–2 877
Research & Development	–1 424	–1 572	–118	–86	–157	–156	–82	–79	–44	–49	–1 825	–1 942			–1 825	–1 942
General & Administration	–210	–203	–39	–31	–94	–109	–86	–92	–113	–103	–542	–538			–542	–538
Other Income & Expense	–201	–226	–11	–16	–36	–44	–24	–7	–51	–24	–323	–317		28	–323	–289
Of which amortization and impairments of capitalized intangible assets included in function costs	–33	–257	–6	–7	–5	–2				–1	–44	–267			–44	–267
Operating income	2 211	1 743	23	180	312	293	303	292	–215	–173	2 634	2 335		28	2 634	2 363
Income from associated companies											–21	88			–21	88
Financial income											51	93			51	93
Interest expense											–173	–96			–173	–96
Income before taxes											2 491	2 420		28	2 491	2 448
Taxes											–379	–338		–9	–379	–347
Net income											2 112	2 082		19	2 112	2 101

Additions to:
– Property, plant and equipment(1)	207	249	68	101	63	89	39	35	20	17	397	491			397	491
– Goodwill and other intangible assets(1)	136	3			16	3	12	10	–45	1	119	17			119	17

(1) Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance.

Litigation is inherently unpredictable and large verdicts do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 19 in the Group’s Consolidated Financial Statements in the 2008 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2008 Annual Report and includes information as of the first nine months in 2009:

Governmental investigations

The US Attorney’s Office for the Eastern District of Pennsylvania (the EDPA) served in 2005 an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary. Novartis is cooperating with parallel civil and criminal investigations of the US Attorney’s Office into allegations of potential off-label marketing and promotion of the epilepsy therapy Trileptal as well as certain payments made to healthcare providers in connection with this medicine. Novartis is also cooperating with an inquiry by the EDPA regarding similar allegations of potential off-label marketing and promotion and payments to healthcare providers in connection with five other products: Diovan, Exforge, Sandostatin, Tekturna and Zelnorm. Settlement discussions covering civil and criminal investigations regarding Trileptal are ongoing. At this time, Novartis is unable to assess with any reasonable certainty the likely outcomes, which may be material, of the discussions regarding Trileptal or the inquiry regarding the other five products.

The US Attorney’s Office for the Northern District of California served in 2007 an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act covering several Novartis subsidiaries. The subpoena covered information regarding potential off-label marketing and promotion of TOBI, a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006. In September 2009, Novartis subsidiaries reached an agreement in principle with the US Department of Justice to pay USD 72.5 million to resolve all federal and related state Medicaid claims relating to this investigation.

Zometa/Aredia litigation

Novartis Pharmaceuticals Corp. is a defendant in approximately 647 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed. A trial began in Montana in October 2009, while trials are currently scheduled to begin in New Jersey in March 2010.

Zelnorm

Novartis subsidiaries are defendants in approximately 140 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after having been treated with Zelnorm, a treatment for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. Trials are currently scheduled to begin in Louisiana and Virginia in the first quarter of 2010.

Contact lenses patent litigation

In the US, Johnson & Johnson (J&J) filed suits seeking a declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents (Jump patents). CIBA Vision filed counter-claims for infringement of its Jump patents. Novartis has also filed infringement suits based on these patent rights in several European countries, including France, Germany, the Netherlands, Ireland, Italy, Spain and the United Kingdom. J&J filed an invalidation suit in Austria in January 2009. Courts in the Netherlands (February 2009), France (March 2009) and the US (August 2009) issued rulings holding that CIBA Vision’s patents were valid and infringed by J&J’s sales of Oasys® products. J&J appealed the rulings in the Netherlands and France, and is also expected to do so in the US. However, the trial court in the UK held in July 2009 concluded that the Jump patents were invalid. Novartis has filed an appeal.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient of this medicine is covered by a compound patent that expires in 2010 in the US. Novartis initiated litigation against Teva and Roxane for infringement of patents covering the compound and method of use. Teva launched “at risk” its generic version in 2007, and a request by Novartis to grant a preliminary injunction was denied. In February 2009, the judge denied Teva’s motion for summary judgment of the invalidity based on obviousness. Since the patent was not held to be invalid at this stage of the litigation, the case will continue to a full trial on its merits. The trial on the compound patent is scheduled to begin on November 9, 2009. Roxane has also been added as co-defendant to the Teva litigation.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a State Court in California and in a Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the Court found the sales representatives are not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment. The US Department of Labor filed an amicus brief on behalf of plaintiffs.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Motions have been made to dismiss the complaint or for summary judgment in other cases. Novartis Pharmaceuticals Corp. was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed USD 33 million of compensatory damages. No punitive damages were awarded. On October 16, the Supreme Court of the State of Alabama overturned this verdict, reversing the jury’s finding. In a separate trial that took place in Alabama in February 2009, the jury rendered a verdict against a Sandoz subsidiary and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. The Novartis subsidiary will appeal the verdict. A second trial involving Sandoz took place in Kentucky in June 2009. The jury rendered a verdict against Sandoz and imposed USD 16 million of compensatory damages and USD 13.6 million in penalties. No punitive damages were awarded. Post-trial motions for permanent injunction will be heard on October 26, 2009.

Supplementary information

Non-IFRS disclosures

Net debt/liquidity and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt/liquidity is presented as additional information since management believes it is a useful indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information since management believes it is a useful indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in net debt (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	735	–911	1 646
Change in marketable securities, financial debt and financial derivatives	312	–9 163	9 475
Change in net debt	1 047	–10 074	11 121
Net debt/liquidity at January 1	–1 247	7 407	–8 654
Net debt at September 30	–200	–2 667	2 467

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	–817	–9 620	8 803
Change in marketable securities, financial debt and financial derivatives	2 671	1 486	1 185
Change in net debt	1 854	–8 134	9 988
Net debt/liquidity at July 1	–2 054	5 467	–7 521
Net debt at September 30	–200	–2 667	2 467

Free cash flow (unaudited)

Nine months to September 30

	YTD 2009	YTD 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	7 725	6 565	1 160
Purchase of property, plant & equipment	–1 268	–1 445	177
Purchase of intangible, non-current and financial assets	–471	–276	–195
Sale of property, plant & equipment, intangible, financial and non-current assets	111	244	–133
Free cash flow from continuing operations before dividends	6 097	5 088	1 009
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Free cash flow from continuing operations	2 156	1 743	413
Free cash flow from discontinued operations		–217	217
Free cash flow	2 156	1 526	630

Third quarter

	Q3 2009	Q3 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	3 154	3 024	130
Purchase of property, plant & equipment	–415	–478	63
Purchase of intangible, non-current and financial assets	–101	–110	9
Sale of property, plant & equipment, intangible, financial and non-current assets	37	78	–41
Free cash flow from continuing operations	2 675	2 514	161
Free cash flow from discontinued operations		–132	132
Free cash flow	2 675	2 382	293

Share information (unaudited)

	September 30, 2009	September 30, 2008
Number of shares outstanding (million)	2 271.2	2 264.8
Registered share price (CHF)	51.85	58.55
ADS price (USD)	50.38	52.84
Market capitalization (USD billion)	113.9	121.1
Market capitalization (CHF billion)	117.8	132.6

Impact of impairment, intangible asset and restructuring charges and significant exceptional items — Nine months to Sept 30(1) (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009	YTD 2008	YTD 2009		YTD 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m		USD m
Reported operating income	6 486	6 017	-211	52	850	884	809	858	-589	-527	7 345		7 284
Recurring amortization	284	315	232	239	181	225	61	59	2	2	760		840
Impairment of intangible assets	55	291		1	10	15					65		307
Intangible asset charges	339	606	232	240	191	240	61	59	2	2	825		1 147
Exceptional gains from divesting brands, subsidiaries and financial investments		-141											-141
Other restructuring expenses		75											75
Impairment of property, plant & equipment		6			-2	1		-1		4	-2		10
Impairment of financial assets		26							-8	9	-7		35
Legal provisions, litigations and exceptional settlements	7		45	-49							72		-49
Release of pre-launch inventory provisions		-45											-45
Acquisition-related restructuring and integration expenses		6		11									17
Release of US government rebate provisions		-104											-104
Total significant exceptional items	8	177	5	-38	2			1	8	3	3		202
Total adjustments	67	429	277	202	189	241	61	58	-6	15	888		945
Core operating income	853	6 446	66	254	1 039	1 125	870	916	-595	-512	8 233		8 229
Core return on net sales	3.0%	32.4%	6.4%	20.0%	19.4%	19.6%	20.8%	20.5%			26.3%		26.2%
Income from associated companies											186		344
Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											613		229
Net financial expense/income											-301		112
Taxes (adjusted for above items)											-1 356		-1 380
Core net income from continuing operations											7 375		7 534
Core net income attributable to shareholders											7 339		7 506
Core basic earnings per share from continuing operations											USD	3.24	USD	3.31

(1) As of the third quarter of 2009, a refined definition of “Core” earnings has been implemented for all periods in 2008 and 2009, resulting in minor adjustments to previously reported data for the first and second quarters of 2009 as well as for 2008.

Impact of impairment, intangible asset and restructuring charges and significant exceptional items — Third quarter(1) (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009		Q3 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m		USD m
Reported operating income	2 211	1 743	23	180	312	293	303	292	-215	-173	2 634		2 335
Recurring amortization	94	114	79	78	63	69	20	19		1	256		281
Impairment of intangible assets	31	243			10	15					41		258
Intangible asset charges	125	357	79	78	73	84	20	19		1	297		539
Other restructuring expenses		36											36
Impairment of property, plant & equipment	1					-1		-1			1		-2
Impairment of financial assets		5								3			8
Legal provisions, litigations and exceptional settlements	7										27
Acquisition-related restructuring and integration expenses		6											6
Total significant exceptional items	8	7				1		1			8		8
Total adjustments	53	404	79	78	73	83	20	18		4	325		587
Core operating income	364	2 147	102	258	385	376	323	310	-215	169	2 959		2 922
Core return on net sales	2.8%	32.0%	18.8%	38.7%	20.8%	19.8%	21.9%	21.0%			26.7%		27.2%
Income from associated companies											-21		88
Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											334		160
Net financial expense/income											-122		-3
Taxes (adjusted for above items)											-471		-502
Core net income from continuing operations											2 679		2 665
Core net income attributable to shareholders											2 665		2 654
Core basic earnings per share from continuing operations											USD	1.17	USD	1.17

(1) As of the third quarter of 2009, a refined definition of “Core” earnings has been implemented, resulting in minor adjustments to previously reported data for the third quarter of 2008.

Supplementary tables: Nine months to September 30, 2009 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	1 842	3	2 557	6	4 399	2	5
Gleevec/Glivec	Chronic myeloid leukemia	785	20	2 073	9	2 858	3	12
Zometa	Cancer complications	536	9	541	9	1 077	4	9
Femara	Breast cancer	422	17	503	15	925	9	16
Lucentis	Age-related macular degeneration			858	48	858	30	48
Sandostatin	Acromegaly	335	5	504	7	839	-2	6
Exelon/Exelon Patch	Alzheimer’s disease	263	31	424	20	687	13	24
Neoral/Sandimmun	Transplantation	66	-15	609	0	675	-9	-2
Voltaren (Excl. OTC)	Inflammation/pain	3	-25	574	-1	577	-8	-1
Exforge	Hypertension	166	57	309	95	475	65	81
Top ten products total		4 418	10	8 952	12	13 370	5	12
Exjade	Iron chelator	179	19	290	37	469	22	30
Lescol	Cholesterol reduction	90	-22	334	-8	424	-15	-11
Comtan/Stalevo	Parkinson’s disease	158	7	244	18	402	7	14
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	255	2	74	20	329	3	6
Reclast/Aclasta	Osteoporosis	228	92	97	121	325	92	100
Tegretol	Epilepsy	73	-36	210	-2	283	-20	-13
Foradil	Asthma	10	-9	254	2	264	-14	2
Myfortic	Transplantation	99	41	157	23	256	17	29
Lotrel	Hypertension	244	-18			244	-18	-18
Trileptal	Epilepsy	95	-10	132	-2	227	-12	-5
Top 20 products total		5 849	9	10 744	12	16 593	4	11
Rest of portfolio		1 215	19	2 957	10	4 172	5	13
Total Division sales		7 064	10	13 701	12	20 765	4	11

Supplementary tables: Third quarter 2009 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co-Diovan	Hypertension	602	-2	862	4	1 464	1	2
Gleevec/Glivec	Chronic myeloid leukemia	272	17	702	3	974	3	6
Zometa	Cancer complications	185	3	191	10	376	4	7
Femara	Breast cancer	150	20	179	15	329	14	17
Lucentis	Age-related macular degeneration			335	60	335	52	60
Sandostatin	Acromegaly	117	4	183	8	300	2	6
Exelon/Exelon Patch	Alzheimer’s disease	97	26	154	21	251	17	23
Neoral/Sandimmun	Transplantation	20	-13	207	0	227	-3	-2
Voltaren (Excl. OTC)	Inflammation/pain	1	0	204	3	205	0	3
Exforge	Hypertension	60	36	111	72	171	49	57
Top ten products total		1 504	7	3 128	11	4 632	7	10
Exjade	Iron chelator	61	11	113	27	174	18	21
Lescol	Cholesterol reduction	29	-24	106	-12	135	-15	-15
Comtan/Stalevo	Parkinson’s disease	53	2	88	16	141	8	11
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	80	4	26	17	106	6	7
Reclast/Aclasta	Osteoporosis	89	98	36	86	125	89	93
Tegretol	Epilepsy	21	-32	75	2	96	-12	-7
Foradil	Asthma	4	33	81	-5	85	-12	-3
Myfortic	Transplantation	36	44	57	19	93	19	27
Lotrel	Hypertension	75	-26			75	-26	-26
Trileptal	Epilepsy	34	-3	46	-2	80	-7	-2
Top 20 products total		1 986	6	3 756	11	5 742	6	9
Rest of portfolio		430	28	1 045	12	1 475	13	16
Total Division sales		2 416	10	4 801	11	7 217	8	11

Pharmaceutical net sales by therapeutic area — Nine months to Sept 30 (unaudited)

	YTD 2009	YTD 2008	% change	% change
	USD m	USD m	USD	lc
Cardiovascular and Metabolism
Diovan	4 399	4 321	2	5
Exforge	475	288	65	81
Lotrel	244	296	-18	-18
Tekturna/Rasilez	202	98	106	114
Galvus	115	26	342	416
Total strategic franchise products	5 435	5 029	8	12
Mature products (including Lescol)	997	1 136	-12	-7
Total Cardiovascular and Metabolism products	6 432	6 165	4	9

Oncology
Gleevec/Glivec	2 858	2 780	3	12
Zometa	1 077	1 037	4	9
Femara	925	850	9	16
Sandostatin	839	852	-2	6
Exjade	469	386	22	30
Other	362	275	32	41
Total Oncology products	6 530	6 180	6	13

Neuroscience and Ophthalmics
Lucentis	858	658	30	48
Exelon/Exelon Patch	687	606	13	24
Comtan/Stalevo	402	376	7	14
Ritalin/Focalin	329	320	3	6
Tegretol	283	354	-20	-13
Trileptal	227	259	-12	-5
Extavia	26		NM	NM
Other	484	613	-21	-13
Total strategic franchise products	3 296	3 186	3	13
Mature products	286	313	-9	0
Total Neuroscience and Ophthalmics products	3 582	3 499	2	12

Respiratory
Foradil	264	306	-14	2
TOBI	219	219	0	4
Xolair	218	156	40	53
Other	70	77	-9	6
Total strategic franchise products	771	758	2	13
Mature products	65	66	-2	-3
Total Respiratory products	836	824	1	12

Immunology and Infectious Diseases
Neoral/Sandimmun	675	738	-9	-2
Reclast/Aclasta	325	169	92	100
Myfortic	256	219	17	29
Other	243	201	21	33
Total strategic franchise products	1 499	1 327	13	21
Mature products	707	853	-17	-12
Total Immunology and Infectious Diseases products	2 206	2 180	1	8

Additional products
Voltaren (excluding OTC)	577	624	-8	-1
Enablex/Emselex	164	149	10	12
Everolimus sales to stent manufacturers	183		NM	NM
Other	255	280	-9	-4
Total additional products	1 179	1 053	12	18

Total strategic franchise products	17 531	16 480	6	14
Total mature and additional products	3 234	3 421	-5	0
Total Division net sales	20 765	19 901	4	11

NM — Not meaningful

Pharmaceutical net sales by therapeutic area — Third quarter

(unaudited)

	Q3 2009	Q3 2008	% change	% change
	USD m	USD m	USD	lc
Cardiovascular and Metabolism
Diovan	1 464	1 443	1	2
Exforge	171	115	49	57
Lotrel	75	101	-26	-26
Tekturna/Rasilez	83	40	108	110
Galvus	50	12	317	361
Total strategic franchise products	1 843	1 711	8	9
Mature products (including Lescol)	320	361	-11	-10
Total Cardiovascular and Metabolism products	2 163	2 072	4	6

Oncology
Gleevec/Glivec	974	950	3	6
Zometa	376	360	4	7
Femara	329	289	14	17
Sandostatin	300	294	2	6
Exjade	174	148	18	21
Other	143	96	49	51
Total Oncology products	2 296	2 137	7	11

Neuroscience and Ophthalmics
Lucentis	335	221	52	60
Exelon/Exelon Patch	251	215	17	23
Comtan/Stalevo	141	131	8	11
Ritalin/Focalin	106	100	6	7
Tegretol	96	109	-12	-7
Trileptal	80	86	-7	-2
Extavia	14		NM	NM
Other	156	188	-17	-12
Total strategic franchise products	1 179	1 050	12	18
Mature products	98	102	-4	-1
Total Neuroscience and Ophthalmics products	1 277	1 152	11	16

Respiratory
Foradil	85	97	-12	-3
TOBI	76	74	3	4
Xolair	78	61	28	31
Other	22	25	-12	4
Total strategic franchise products	261	257	2	8
Mature products	17	17	0	-3
Total Respiratory products	278	274	1	7

Immunology and Infectious Diseases
Neoral/Sandimmun	227	235	-3	-2
Reclast/Aclasta	125	66	89	93
Myfortic	93	78	19	27
Other	93	76	22	30
Total strategic franchise products	538	455	18	22
Mature products	249	279	-11	-9
Total Immunology and Infectious Diseases products	787	734	7	10

Additional products
Voltaren (excluding OTC)	205	206	0	3
Enablex/Emselex	57	54	6	5
Everolimus sales to stent manufacturers	67		NM	NM
Other	87	80	9	11
Total additional products	416	340	22	25

Total strategic franchise products	6 117	5 610	9	12
Total mature and additional products	1 100	1 099	0	2
Total Division net sales	7 217	6 709	8	11

NM — Not meaningful

Net sales by region(1) (unaudited)

Nine months to September 30

	YTD	YTD	% change		YTD 2009	YTD
	2009 USD m	2008 USD m	USD	local currencies	% of total	2008 % of total
Pharmaceuticals
US	7 064	6 406	10	10	34	32
Europe	7 558	7 821	-3	11	36	39
Asia / Africa / Australasia	4 383	3 882	13	12	21	20
Canada and Latin America	1 760	1 792	-2	14	9	9
Total	20 765	19 901	4	11	100	100

Vaccines and Diagnostics
US	382	584	-35	-34	37	46
Europe	436	485	-10	-2	42	38
Asia / Africa / Australasia	176	175	1	11	17	14
Canada and Latin America	43	24	79	108	4	2
Total	1 037	1 268	-18	-13	100	100

Sandoz
US	1 311	1 327	-1	0	25	23
Europe	3 075	3 437	-11	4	57	60
Asia / Africa / Australasia	575	571	1	11	11	10
Canada and Latin America	389	418	-7	9	7	7
Total	5 350	5 753	-7	4	100	100

Consumer Health
US	1 329	1 280	4	4	32	29
Europe	1 866	2 138	-13	1	45	47
Asia / Africa / Australasia	644	661	-3	1	15	15
Canada and Latin America	350	381	-8	7	8	9
Total	4 189	4 460	-6	3	100	100

Group
US	10 086	9 597	5	5	32	31
Europe	12 935	13 881	-7	7	41	44
Asia / Africa / Australasia	5 778	5 289	9	11	19	17
Canada and Latin America	2 542	2 615	-3	13	8	8
Total	31 341	31 382	0	8	100	100

(1) Net sales from operations by location of third party customer

Net sales by region(1) (unaudited)

Third quarter

			% change		Q3 2009
	Q3 2009 USD m	Q3 2008 USD m	USD	local currencies	% of total	Q3 2008 % of total
Pharmaceuticals
US	2 416	2 203	10	10	34	33
Europe	2 630	2 601	1	9	36	39
Asia / Africa / Australasia	1 526	1 296	18	12	21	19
Canada and Latin America	645	609	6	17	9	9
Total	7 217	6 709	8	11	100	100

Vaccines and Diagnostics
US	200	360	-44	-44	37	54
Europe	244	216	13	17	45	32
Asia / Africa / Australasia	81	79	3	6	15	12
Canada and Latin America	18	11	64	91	3	2
Total	543	666	-18	-16	100	100

Sandoz
US	431	429	0	0	23	23
Europe	1 074	1 120	-4	5	58	59
Asia / Africa / Australasia	205	201	2	6	11	11
Canada and Latin America	140	149	-6	3	8	7
Total	1 850	1 899	-3	4	100	100

Consumer Health
US	461	433	6	7	31	29
Europe	659	699	-6	3	45	48
Asia / Africa / Australasia	226	216	5	4	15	15
Canada and Latin America	130	125	4	13	9	8
Total	1 476	1 473	0	5	100	100

Group
US	3 508	3 425	2	2	32	32
Europe	4 607	4 636	-1	8	42	43
Asia / Africa / Australasia	2 038	1 792	14	10	18	17
Canada and Latin America	933	894	4	15	8	8
Total	11 086	10 747	3	7	100	100

(1) Net sales from operations by location of third party customer

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q3 2009	Q2 2009	Change
	USD m	USD m	USD m	%
Net sales	11 086	10 546	540	5
Operating income	2 634	2 364	270	11
Financial income	51	91	-40	-44
Interest expense	-173	-136	-37	27
Taxes	-379	-399	20	-5
Net income	2 112	2 044	68	3

Net sales by region

	Q3 2009	Q2 2009	Change
	USD m	USD m	USD m	%
US	3 508	3 387	121	4
Europe	4 607	4 314	293	7
Asia / Africa / Australasia	2 038	1 979	59	3
Canada and Latin America	933	866	67	8
Total	11 086	10 546	540	5

Net sales by division

	Q3 2009	Q2 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	7 217	7 115	102	1
Vaccines and Diagnostics	543	247	296	120
Sandoz	1 850	1 774	76	4
Consumer Health continuing operations	1 476	1 410	66	5
Total	11 086	10 546	540	5

Operating income by division

	Q3 2009	Q2 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	2 211	2 213	-2	0
Vaccines and Diagnostics	23	-167	190
Sandoz	312	247	65	26
Consumer Health continuing operations	303	271	32	12
Corporate Income & Expense, net	-215	-200	-15	8
Operating income from continuing operations	2 634	2 364	270	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	October 22, 2009	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting